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January 15, 2026
VIA EDGAR
Mr. David Gessert, Esq.
Ms. Sandra Hunter Berkheimer, Esq.
Office of Crypto Assets
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	VanEck Avalanche ETF
Amendment No. 3 to Registration Statement on Form S-1
Filed December 18, 2025
File No. 333-285831
Response to Staff comment received by letter dated January 15, 2026
Dear Mr. Gessert and Ms. Berkheimer:
On behalf of our client, VanEck Avalanche ETF (the “Trust”), set forth below are the Trust’s response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 15, 2026 (the “Comment Letter”) in connection with the Trust’s Amendment No. 3 to the Registration Statement on Form S-1 (the “Registration Statement”), which was filed with the Commission on December 18, 2025. Concurrently with the filing of this response letter, the Trust is filing Amendment No. 4 to the Registration Statement (the “Amended Registration Statement”). Where noted in the response below, the Amended Registration Statement has been updated in response to the Staff’s comment.
The page reference in the response below is to the page of the Amended Registration Statement, unless otherwise specified. Defined terms used herein but not otherwise defined have the meanings ascribed to them in the Amended Registration Statement.
Amendment No. 3 to Registration Statement on Form S-1
General
1.We note your disclosure that “[c]urrently the Trust intends to have a target staking percentage of 70% of the Trust’s AVAX holdings, subject to the Staking Policy and fluctuations during the ramp-up staking period.” We also note your disclosure that “[u]nder normal circumstances, the Sponsor will seek to stake all of the Trust’s AVAX

Mr. David Gessert, Esq.
Ms. Sandra Hunter Berkheimer, Esq.
United States Securities and Exchange Commission
January 15, 2026

except for AVAX reserved by the Sponsor in its sole discretion to facilitate foreseeable redemption transactions, pay Trust expenses or otherwise protect the Trust and its assets.” Please revise to reconcile your disclosure regarding the amount of AVAX you will stake and to clarify what you mean by “normal circumstances.”

In response to the Staff's comment, the Trust has revised the disclosure on page 3 of the Prospectus to reconcile its disclosure regarding the amount of AVAX the Trust seeks to stake and to clarify the meaning of “normal circumstances.”

Should the Staff have any additional questions or comments regarding any of the foregoing, please do not hesitate to call me at (212) 878-3180 or Jason D. Myers at (212) 878-8324.

Very truly yours,

/s/ Clifford R. Cone

Clifford R. Cone

cc:	Jan F. van Eck, VanEck Digital Assets, LLC
Jonathan R. Simon, VanEck Digital Assets, LLC
Matthew A. Babinsky, VanEck Digital Assets, LLC
Jason D. Myers, Clifford Chance US LLP
Jesse Overall, Clifford Chance US LLP
Tae Ho Cho, Clifford Chance US LLP